Filed Pursuant to Rule 433

dated March 25, 2024

Relating to

Preliminary Prospectus Supplement

dated March 25, 2024 and

Prospectus dated November 13, 2023

Registration Statement No. 333-275509

Final Term Sheet

$1,250,000,000

Public Service Enterprise Group Incorporated

$750,000,000 5.200% Senior Notes due 2029

$500,000,000 5.450% Senior Notes due 2034

March 25, 2024

Issuer:	Public Service Enterprise Group Incorporated

Trade Date:	March 25, 2024

Settlement Date:	March 27, 2024 (T+2)

Aggregate Proceeds to Issuer Before Expenses:	$1,240,357,500

Security:	5.200% Senior Notes due 2029 (the “2029 Notes”)	5.450% Senior Notes due 2034 (the “2034 Notes”)

Ratings*:	Baa2 (stable outlook) by Moody’s Investor Service, Inc. BBB (stable outlook) by S&P Global Ratings

Security Type:	Senior Unsecured Fixed Rate Notes	Senior Unsecured Fixed Rate Notes

Principal Amount:	$750,000,000	$500,000,000

Maturity Date:	April 1, 2029	April 1, 2034

Coupon:	5.200% per annum	5.450% per annum

Interest Payment Dates:	The 1st of each April and October, beginning October 1, 2024	The 1st of each April and October, beginning October 1, 2024

Redemption Provisions:

Prior to March 1, 2029 (the date that is one month prior to the maturity date of the 2029 Notes) (the “2029 Notes Par Call Date”), the Issuer may redeem the 2029 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (including interest accrued to, but excluding, the redemption date) discounted to the redemption date (assuming the 2029 Notes matured on the 2029 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to, but excluding, the redemption date; and

(2) 100% of the principal amount of the 2029 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2029 Notes Par Call Date, the Issuer may redeem the 2029 Notes at any time and from time to time, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Prior to January 1, 2034 (the date that is three months prior to the maturity date of the 2034 Notes) (the “2034 Notes Par Call Date”), the Issuer may redeem the 2034 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (including interest accrued to, but excluding, the redemption date) discounted to the redemption date (assuming the 2034 Notes matured on the 2034 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued to, but excluding, the redemption date; and

(2) 100% of the principal amount of the 2034 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2034 Notes Par Call Date, the Issuer may redeem the 2034 Notes at any time and from time to time, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2034 Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Benchmark Treasury:	4.250% due February 28, 2029	4.000% due February 15, 2034

Benchmark Treasury Yield:	4.233%	4.251%

Re-offer Spread to Benchmark:	+100 basis points	+122 basis points

Re-offer Yield:	5.233%	5.471%

Price to Public:	99.855% of Principal Amount	99.839% of Principal Amount

CUSIP / ISIN:	744573 AY2 / US744573 AY26	744573 AZ9 / US744573 AZ90

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC TD Securities (USA) LLC	Barclays Capital Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC TD Securities (USA) LLC

Co-Managers:	Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC CastleOak Securities, L.P. Drexel Hamilton, LLC Siebert Williams Shank & Co., LLC	Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC CastleOak Securities, L.P. Drexel Hamilton, LLC Siebert Williams Shank & Co., LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

No PRIIPs or UK PRIIPs KID: No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or UK.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847; BofA Securities, Inc. toll-free at 1-800-294-1322; J.P. Morgan Securities LLC collect at 1-212-834-4533; and Morgan Stanley & Co. LLC toll-free at 1-866-718-1649